Exhibit 23.2



            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Darden Restaurants, Inc.:


We consent to the incorporation by reference in the registration statement on Form S-8 of Darden Restaurants, Inc. of our report dated June 18, 2004, except as to Note 2, which is as of December 30, 2004, relating to the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 30, 2004 and May 25, 2003, and the related consolidated statements of earnings, changes in stockholders' equity and accumulated other comprehensive income, and cash flows for each of the fiscal years in the three-year period ended May 30, 2004, which report is included in the Registrant's Form 10-K/A Amendment No. 1 to the Annual Report on Form 10-K of Darden Restaurants, Inc. for the year ended May 30, 2004.

/s/ KPMG LLP

Orlando, FL
February 3, 2005